FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, September 22, 2008

CREDIT DEFAULT SWAP UPDATE AND CONFERENCE CALL ANNOUNCEMENT

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it has realized cash proceeds of  $574.5 million during the third quarter as of Friday, September 19, 2008 through the sale of $3.22 billion notional amount of credit default swaps.

"Beginning in 2003, we took significant steps, including the purchase of credit default swaps, in an attempt to protect our balance sheet from investment risks,” said Prem Watsa, Chairman and Chief Executive Officer. “Given the unprecedented events of the past week, we felt it was prudent to update shareholders on the progress of our credit default swap sales prior to the date that we would customarily report our third quarter results, particularly since we have an active share buy-back program.”

The following table and accompanying commentary summarize the sales of credit default swaps since the inception of this investment position, including the cumulative realized and unrealized gains as at September 19, 2008. Note that non-GAAP measures (expressed in $ millions) are used in this illustrative summary, as explained below.

						Excess of sales
	Notional		Original	Sales		proceeds over original
	amount		acquisition cost	proceeds		acquisition cost

FY 2007	965.5		25.7	199.3		173.6
Q1 2008	3,830.0		95.5	885.0		789.5
Q2 2008	855.0		22.8	190.0		167.2
Q3 2008 to September 19	3,220.8		53.0	574.5		521.5

Cumulative sales since inception	8,871.3		197.0	1,848.8		1,651.8

Remaining credit default swap positions at September 19, 2008	12,865.0		238.1	684.9	(1)	446.8	(2)

Total realized and unrealized
from inception	21,736.3	(3)	435.1	2,533.7		2,098.6

(1)	Market value as of September 19, 2008.
(2)	Unrealized gain (measured using original acquisition cost) as of September 19, 2008.
(3)	Differs from $22,424.1 million disclosed in the second quarter earnings release dated July 31, 2008 due to changes in foreign currency translation rates.

Fairfax has sold $8.87 billion notional amount of credit default swaps since inception with an original acquisition cost of $197.0 million for cash proceeds of $1.85 billion and a cumulative gain (measured using original acquisition cost) of $1.65 billion. As of September 19, 2008, the remaining $12.87 billion notional amount of credit default swaps had a market value of $684.9 million and an original acquisition cost of $238.1 million, representing an unrealized gain (measured using original acquisition cost) of $446.8 million. As of September 19, 2008, total cash proceeds realized from the sale of credit default swaps was $1.85 billion, compared to the total original acquisition cost (the aggregate acquisition cost of the credit default swaps sold and the remaining credit default swaps) of $435.1 million. The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. Similarly, the values of Fairfax’s other portfolio investments, including Treasury bills, government bonds, other fixed income securities, equities and equity derivatives employed to hedge our equities, are also volatile, and particularly so given the increased volatility of current financial markets, and their ultimate value will only be known upon their disposition.

Fairfax will hold a conference call at 8:30 a.m. Eastern Time on Friday, October 31, 2008 to discuss its third quarter results which will be announced after the close of markets on Thursday, October 30 and will be available at that time on its website www.fairfax.ca. The call, consisting of a presentation by the company followed by a question period, may be accessed at (800) 475-0368 (Canada and U.S.) or 1 (517) 308-9379 (International) with the passcode “Fairfax”.

A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern Time  on Friday, November 14, 2008. The replay may be accessed at (866) 357-4208 (Canada and U.S.) or 1 (203) 369-0124 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information:            Greg Taylor, Chief Financial Officer, at (416) 367-4941

                             Media Contact
                 Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946